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                             April 13, 2023

       Julio Murillo
       Chief Executive Officer
       Neolara Corp.
       Contiguo a la Guardia de Asistencia Rural
       San Vito, Coto Brus
       Puntarenas, 60801, Costa Rica

                                                        Re: Neolara Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 4, 2023
                                                            File No. 333-267330

       Dear Julio Murillo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our March 29, 2023, letter.

       Amendment No. 5 to Form S-1

       General Information about Our Company, page 1

   1. We note your response to comment 1 of our letter. We note that the promissory note was issued to Brian Amir,
the individual who sold you Futureproof. Please clarify, if you are unable to repay the
note, whether Mr. Amir would have a right to take back this
                                                        company. Further,
please elaborate on the terms of Mr. Murillo's obligation to lend his funds to allow you to
repay this amount. For example, clarify whether or not there is a binding agreement
between him and the company to do so, and file any such agreement as an exhibit to the
registration statement. Please also clarify any material risk to you and your operations if Mr.
Murillo is unwilling or unable to lend the money to you when the
 Julio Murillo
Neolara Corp.
April 13, 2023
Page 2
      note is due, including, for example, that alternative funding may not be available on favorable terms or that you would be forced to liquidate your business in a bankruptcy or other voluntary or involuntary proceeding or transaction. Additionally, we note that the promissory note has conflicting terms regarding the interest to be paid for failure to repay the note in clause 4(a). Please revise to clarify the appropriate rate of interest that might be paid.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameJulio Murillo
                                                             Division of
Corporation Finance
Comapany NameNeolara Corp.
                                                             Office of Real
Estate & Construction
April 13, 2023 Page 2
cc:       Mont E. Tanner, Esq.
FirstName LastName